Exhibit 99.2
120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Rio Tinto and Chinalco to form joint venture for exploration in China
3 December 2010
Rio Tinto and Chinalco today signed a non-binding Memorandum of Understanding (MoU) to establish a landmark exploration joint venture (JV) in China.
The JV will explore mainland China for world-class mineral deposits and is expected to come into operation in the first half of next year. It is intended that between three and five large area exploration projects will be selected for initial focus by the JV, with the potential for additional regions to be added at a later date.
Chinalco will hold a 51 per cent interest in the JV and Rio Tinto will hold a 49 per cent interest.
Rio Tinto chief executive Tom Albanese said: “This exploration JV is the latest chapter in the rich history of partnerships between Rio Tinto and China. The combination of skills provided by Rio Tinto and Chinalco offers great potential to unlock value for mutual benefit.”
Chinalco president Xiong Weiping said: “Against the backdrop of the globalisation of resources supporting the globalisation of the world economy, for both sides to build on our respective strengths and establish an exploration JV is a win-win measure that will deepen our cooperation and meet the challenges of the market”.
Mr Albanese and Mr Xiong attended a special MoU signing ceremony at the Diaoyutai State Guesthouse in Beijing. Rio Tinto’s Executive Committee, senior Chinalco executives and Chinese Government officials were also present.
Chinalco’s expertise and deep understanding of the Chinese environment will complement Rio Tinto’s application of world-leading technologies and experience in operating global mining projects.
Rio Tinto will appoint the chief executive of the exploration JV, with the chairman of the five-member Board nominated by Chinalco.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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